Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Amanda Chang
Investor Relations Department
Country/City Code 8862 Tel: 2656-8080
amanda.chang@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2015 Financial Results

TAIPEI, Taiwan, November 4, 2015 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2015 unaudited financial results.

Message from Management

For the third quarter of 2015, the sales revenues were $2.0 million. The contribution made by the mobile games, the social casino games and the cloud computing business accounted for about 52.4%, 30.4% and 17.2% respectively.

In the third quarter, the Company streamlined the mobile gaming business. The Company reviewed all the existing games, halted the ones with weak monetization and repackaged the ones considered better monetization for re-launch. It is expected to see its margin improve by the end of this year.

In addition to the social casino games platform, it has started to hold the online qualifying tournaments of the World Series of Mahjong 2015. It is also a good opportunity to testify the quality and loading capacity of this in-house developed platform.

With regard to cloud computing business, for the nine months of 2015 compared with the same period of 2014, the business grew by approximately 128% and the gross loss narrowed. For the third quarter of 2015 compared with the previous quarter, although the business went down, the Company believes that the cloud computing business will outperform its last year performance.

Last but not least, due to the recent slowdown of global economy and stock market, management decided to terminate the acquisition of Strawberry Cosmetics. In consequence of the termination of the acquisition, the Company had to pay $2.0 million consideration to Strawberry Cosmetics as stated in the announcement dated October 7th, 2015 and the $2.0 million payment will impact its 4Q 2015 financial results.

Before the market rebounds, management will remain conservative in investment. At the present stage, management will make more effort to streamline the current operations, continue to maintain a healthy financial structure and meanwhile, look for other potential investment opportunities in Asia.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 3Q15 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q15	2Q15	Change (%)	3Q15	3Q14	Change (%)	9M15	9M14	Change (%)
Revenues	2,006	2,728	-26.5%	2,006	2,472	-18.9%	7,895	7,119	10.9%
Gross Profit/ Loss	-598	217	-375.6%	-598	205	-391.7%	358	2,038	-82.4%
Loss from Operations	-5,240	-3,801	-37.9%	-5,240	-3,631	-44.3%	-12,457	-9,143	-36.2%
Net Income/ Loss Attributable to GigaMedia	-301	1,377	-121.9%	-301	-4,839	93.8%	6,315	-10,592	159.6%
Net Income/ Loss Per Share Attributable to GigaMedia, Diluted	-0.01	0.02	-150.0%	-0.01	-0.09	88.9%	0.11	-0.20	155.0%
EBITDA (A)	-207	1,463	-114.1%	-207	-4,589	95.5%	6,591	-9,844	167.0%
Cash and Marketable Securities-Current	74,824	68,305	9.5%	74,824	56,940	31.4%	74,824	56,940	31.4%

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Financial Highlights

9M2015

•	Operating revenues reached to $7.9 million, a 10.9% increase compared with the same period of 2014 attributable to the growth of cloud computing business.

•	Operating expenses increased resulting from an increase of selling and marketing expenses for more mobile games launched, particularly in the first half of 2015.

•	Net income was $6.3 million primarily due to the capital gain on disposal of marketable securities.

3Q2015

•	Consolidated revenues were $ 2.0 million, dropped by 26.5% quarter-on-quarter and 18.9% quarter-over-quarter respectively mainly due to a decline of the overall business.

•	Gross profit reported a loss of $0.6 million primarily resulting from the expenses associated with licensing fees and outsource.

•	Consolidated operating expenses were $4.6 million in 3Q15, up by 15.0% quarter-on-quarter and 21.0% quarter-over-quarter mainly due to an increase on general and administrative expenses, including the expenses related to Strawberry Cosmetics Acquisition Proposal.

•	Consolidated non-operating income was $5.0 million, slightly decreased by 2.8% due to investment loss recognized under equity method and foreign exchange loss.

•	Net loss was $0.3 million mainly due to a reduction of operating revenues and an increase of operating expenses.

•	Cash and cash equivalents in 3Q15 accounted for $74.8 million, increased by 9.5% from $68.3 million in 2Q15 resulting from a disposal of marketable securities-noncurrent.

Financial Position

GigaMedia maintained its solid financial position with cash and cash equivalents, marketable securities-current and restricted cash accounted for $75.8 million as of September 30, 2015, or approximately $1.37 per share. In consideration of short-term borrowings, its net cash was estimated at $70.0 million as of September 30, 2015, or approximately $1.27 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of November 4, 2015. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2014 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

The mobile gaming business has been underperforming. In the third quarter, we continued to work on the integration of the resources of our gaming business in Taiwan and Hong Kong in order to streamline the operations. We hope to see significant effect on the cost reduction and margin improvement in the next two quarters. Besides, the Company published a new popular game “Yume100” from Japan targeting teenage girls and young single women who really indulge into fanfiction and this game has high monetization in Japan. We expect it to have the same performance in Taiwan and Hong Kong markets by bringing stable revenues and creating margin. This game has been launched for about one month in Taiwan and Hong Kong and received a huge response from the players; moreover, achieved to break even upon the launch on the market.

In addition to social casino game platform, for the next quarter it will continue to hold the online qualifying tournaments for World Series of Mahjong 2015 until the land-based finals in Macau.

As for cloud computing business, the Company launched a new platform “Tesseratic” (http://www.tesseratic.com/index.php/en/) for the container cluster management on OpenStack, which is an integration solution with high availability, low cost on building and good scalability. The Company will increase its marketing events in order to have widespread promotion for this new platform on the market.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Webcast Schedule

For Q&A regarding the third quarter 2015 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw by November 10, and the responses will be replied in the webcast. Webcast will be available on the company’s official website www.gigamedia.com on November 20.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2013 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2015	6/30/2015	9/30/2014	9/30/2015	9/30/2014
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Asian online game and service revenues	1,660,013	2,014,922	2,237,498	6,393,327	6,459,770
Other revenues	345,516	712,646	234,987	1,501,854	658,819

	2,005,529	2,727,568	2,472,485	7,895,181	7,118,589

Operating costs
Cost of Asian online game and service revenues	2,230,148	1,777,811	1,972,295	5,974,124	4,176,186
Cost of other revenues	373,245	732,775	294,982	1,563,539	904,102

	2,603,393	2,510,586	2,267,277	7,537,663	5,080,288

Gross profit (loss)	(597,864)	216,982	205,208	357,518	2,038,301

Operating expenses
Product development and engineering expenses	151,621	164,085	197,745	497,413	671,583
Selling and marketing expenses	1,649,356	2,262,207	1,759,991	6,598,679	5,009,682
General and administrative expenses	1,997,787	1,265,399	1,878,580	4,549,022	5,500,141
Impairment losses	805,746	0	0	805,746	0
Other	37,291	326,594	0	363,885	0

	4,641,801	4,018,285	3,836,316	12,814,745	11,181,406

Loss from operations	(5,239,665)	(3,801,303)	(3,631,108)	(12,457,227)	(9,143,105)

Non-operating income (expense)
Interest income	62,153	106,324	187,194	271,006	535,584
Gain on sales of marketable securities	5,844,306	4,703,500	2,447,065	20,020,869	2,609,357
Interest expense	(24,142)	(48,224)	(78,714)	(154,479)	(162,694)
Foreign exchange (loss) gain - net	(346,248)	(17,655)	20,058	(380,146)	(311,755)
Equity in net (loss) earnings on equity method investments	(615,990)	22,954	(3,848,048)	(552,936)	(4,069,323)
Changes in the fair value of an instrument recognized at fair value	637	879,472	0	(71,552)	0
Gain on disposal of investments	37,364	0	0	37,364	0
Other	33,477	(508,926)	22,550	(457,074)	98,395

	4,991,557	5,137,445	(1,249,895)	18,713,052	(1,300,436)

(Loss) Income from continuing operations before income taxes	(248,108)	1,336,142	(4,881,003)	6,255,825	(10,443,541)
Income tax (expense) benefit	(125)	170	125	13,396	60,254

(Loss) Income from continuing operations	(248,233)	1,336,312	(4,880,878)	6,269,221	(10,383,287)

Net (loss) income	(248,233)	1,336,312	(4,880,878)	6,269,221	(10,383,287)
Less: Net (income) loss attributable to noncontrolling interest	(53,111)	40,525	41,966	45,545	(208,419)

Net (loss) income attributable to shareholders of GigaMedia	(301,344)	1,376,837	(4,838,912)	6,314,766	(10,591,706)

(Loss) earnings per share attributable to GigaMedia
Basic:
(Loss) income from continuing operations	(0.01)	0.02	(0.09)	0.11	(0.20)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00

	(0.01)	0.02	(0.09)	0.11	(0.20)

Diluted:
(Loss) income from continuing operations	(0.01)	0.02	(0.09)	0.11	(0.20)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00

	(0.01)	0.02	(0.09)	0.11	(0.20)

Weighted average shares outstanding:
Basic	55,261,661	55,261,661	55,261,661	55,261,661	53,477,178

Diluted	55,261,661	55,262,036	55,261,661	55,261,873	53,477,178

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2015	6/30/2015	9/30/2014
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	74,818,341	68,299,828	38,899,281
Marketable securities - current	5,307	5,307	18,041,022
Accounts receivable - net	982,186	1,675,561	1,327,883
Prepaid expenses	420,918	1,019,249	534,534
Restricted cash	1,000,000	1,000,000	9,006,571
Other receivables	74,327	186,994	2,739,712
Other current assets	258,117	273,500	166,917

Total current assets	77,559,196	72,460,439	70,715,920

Marketable securities - noncurrent	0	4,744,000	9,073,630
Investments	5,798,904	6,740,252	20,775,344
Property, plant & equipment - net	1,502,697	1,675,312	1,753,309
Intangible assets - net	137,532	206,780	592,482
Prepaid licensing and royalty fees	3,150,519	5,026,779	5,061,593
Other assets	333,006	369,685	309,549

Total assets	88,481,854	91,223,247	108,281,827

Liabilities and equity
Short-term borrowings	5,780,347	4,536,617	19,395,135
Accounts payable	280,738	557,599	453,885
Accrued compensation	672,966	464,384	1,144,451
Accrued expenses	2,233,313	3,739,583	2,508,376
Unearned revenue	1,591,386	1,673,170	2,172,611
Other current liabilities	1,632,963	1,800,582	3,781,432

Total current liabilities	12,191,713	12,771,935	29,455,890
Other liabilities	1,937,864	1,933,173	181,193

Total liabilities	14,129,577	14,705,108	29,637,083

GigaMedia’s shareholders’ equity	74,352,277	76,607,057	78,589,516
Noncontrolling interest	0	(88,918)	55,228

Total equity	74,352,277	76,518,139	78,644,744

Total liabilities and equity	88,481,854	91,223,247	108,281,827

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended			Nine months ended
	9/30/2015	6/30/2015	9/30/2014	9/30/2015	9/30/2014
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA

Net income (loss) attributable to GigaMedia	(301,344)	1,376,837	(4,838,912)	6,314,766	(10,591,706)
Depreciation	73,079	80,296	76,182	227,587	229,470
Amortization	59,838	64,129	282,115	179,283	951,569
Interest income	(62,153)	(106,302)	(187,194)	(270,985)	(535,383)
Interest expense	23,934	47,975	78,714	154,011	162,694
Income tax (benefit) expense	125	(170)	(125)	(13,396)	(60,254)

EBITDA	(206,521)	1,462,765	(4,589,220)	6,591,266	(9,843,610)